Organigram Product Development Collaboration Completes Landmark Clinical Study on Nanoemulsion Technology
FAST™ Nanoemulsion Technology Expected to be a Competitive Advantage for Organigram’s Ingestible Portfolio
Toronto, Ontario, August 7, 2024 – Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), a leading licensed producer of cannabis, is pleased to unveil the preliminary results of its landmark clinical pharmacokinetic (PK) study conducted via the Product Development Collaboration (PDC) on its latest innovation, nanoemulsion technology. This patent-pending technology, branded FAST™ (Fast Acting Soluble Technology), will be the first innovation to be commercialized by Organigram leveraging the output of the PDC*, a “Center of Excellence” established to focus on developing next-generation cannabis products.
The clinical study was completed in January 2024, and the final data set has been received and reviewed. The final report is expected to be published in October 2024.
The results of the study have given early indications of technological advances, including but not limited to:
1.Faster onset compared to traditional ingestible products from the control group. Depending on ingestible format, up to approximately 50% faster onset of the effects of cannabis was observed.
2.Improved bioavailability of cannabinoids: up to double the cannabinoid delivery at peak compared to the control group.
3.Early indicators of a more predictable duration of the effects of cannabis showing promising signals for the development of future offset claims, subject to additional supporting studies.
“We are thrilled with the study findings. The patent-pending nanoemulsion technology, FAST™, promises to unlock the power of the ingested cannabinoids and allow consumers to navigate and control their dosage experience more accurately – a key consumer pain point in the ingestible product space. These technological advances underscore Organigram’s commitment to consumers and to developing science-driven innovations” said Borna Zlamalik, SVP of Innovation and R&D.
Organigram has analyzed and intends to leverage the data to substantiate functional technology claims, adhering to Health Canada regulations. "As a responsible licensed producer, our aim is to thoroughly educate consumers about the effects of this technology, empowering them to enjoy a controlled and predictable ingestible experience,” added Mr. Zlamalik.
The study is believed to be one of the largest PK studies targeted at adult-use recreational cannabis products. The robust, 19-day in-clinic, eight-arm study executed by a leading third-party clinical research organization evaluated cannabinoid absorption across three key product formats to determine the effectiveness of the innovative delivery system.
Organigram expects to commercialize FAST™ in the fall of 2024, beginning with gummies. Manufacturing scale-up trials for these gummies are currently underway at Organigram’s Winnipeg facility.

“Organigram has always been focused on consumer-centric innovation as one of its core differentiators and our commitment to the development of advanced technologies underscores this commitment,” said Beena Goldenberg, CEO of Organigram. “We are confident that our investment in this technology will pave the way for our continued success in the edibles space both here and in future abroad.”
*The Product Development Collaboration (“PDC”) is a joint collaboration between BAT and Organigram and was established to focus on developing next-generation cannabis products.

About Organigram
Organigram is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary Organigram Inc. is a licensed producer of cannabis, cannabis-derived products and cannabis-infused edibles in Canada.
Organigram is focused on producing high-quality, cannabis for adult recreational consumers as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates cultivation and manufacturing facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks such as regulatory and market conditions, the outcome of commercialization efforts together with those factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae
Senior Vice President of Global Brands and Corporate Affairs
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca